UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A Publicly Held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

MINUTES SUMMARIZING THE EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING HELD ON APRIL 25, 2014.

I.                                        DATE, TIME AND PLACE: Held on April 25, 2014, at 3:00 p.m., at the Company’s headquarters at Alameda Santos, 1.357/6th floor, Sala Eucalyptus, City of São Paulo, State of São Paulo.

II.                                   ATTENDANCE:  Shareholders representing 80.82 % of the voting capital stock, according to the signatures in the Shareholder Attendance Book;

Also present Mr. Guilherme Perboyre Cavalcanti - Director of Finance and Investor Relations.

III.                             CALL NOTICE: The Call Notice was published on April 10, 11 and 12, 2014 in the “Diário Oficial do Estado de São Paulo”, pages 49, 68, and 42, respectively, and on April 10, 11 and 14, 2014 in the “Valor Econômico journal”, pages C3, C11 and E3, respectively. All the documents and information referred to in these Minutes were made available to shareholders pursuant to CVM Ruling nº 481 of December 17, 2009.

IV.                               PRESIDING:     Maria Lucia Cantidiano — Presiding

                                           Ana Paula de Andrade Pagano - Secretary

V.                                    AGENDA: Examine, discuss and vote on the proposed General Stock Option Plan for the Granting of Options to Purchase Shares of the Company, aiming to align the interests and retain members of the Statutory and Non Statutory Board of Officers and management level executives of the Company in long term, pursuant to the Proposal of the Board of Directors of April 9, 2014.

VI.                               PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading or transcription of the documents related to the matters to be voted at the Extraordinary General Meeting was waived, since they were disclosed as provided in CVM Ruling nº 481/2009 and are available to interested parties on the presiding table, and are also filed at the Company’s headquarters; (2) declarations of votes, objections or dissents presented will be received, numbered and certified by the presiding Secretary and will be filed with the CVM and at the

Company’s headquarters, pursuant to CVM rules and paragraph 1 of Article 130 of Law 6,404/76 (the “Brazilian Corporation Law”); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

VII.                         RESOLUTIONS: After examining and discussing the pertinent matters included in the Agenda and the respective documents, being registered abstentions and dissenting votes, the shareholders present voted to:

• Approve, in accordance with the proposal presented by the management of the Company, the General Stock Option Plan for the Granting of Options to Purchase Shares of the Company (“Stock Option Plan”), aiming to align the interests and retain members of the Statutory and Non Statutory Board of Officers and management level executives of the Company, in long term. Options granted under the Stock Plan Option shall respect the maximum limit of 1.5% (one point five percent) of the shares representing the total share capital of the Company and the Board of Directors shall administrate the Stock Option Plan, which composes the Annex 1 hereto and shall be filed at the Company’s headquarters.

It is recorded that, as provided in the Management Proposal, (i) the Stock Option Plan will be effective from the beginning of the fiscal year of 2014 and (ii) the rights acquired under the Long Term Incentive Plan, which followed the concept of phantom stock options in force until December 2013, shall be respected.

VIII.                     DOCUMENTS: Documents pertaining to the Agenda are filed at the headquarters of the Company and are available for inspection by shareholders.

IX.                              CLOSING: There being nothing left to address, the meeting was adjourned for the time necessary to draft these minutes, which were read, checked, approved and signed by the shareholders in attendance.

I certify that this is a true copy of the original drawn up in appropriate book.

Maria Lucia Cantidiano	Ana Paula de Andrade Pagano
Presiding	Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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